UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution of Material Definitive Agreements

On October 25, 2022, Guardforce AI Co., Limited (“Guardforce” or the “Company”) entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 25, 2022 in the original principal amount of $1,707,500.00 (the “Note”), convertible into ordinary shares, $0.003 par value per share, of the Company (the “Ordinary Shares”).

The Note bears simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable on the maturity date (the “Maturity Date”), which is twelve months after the purchase price of the Note is delivered by Investor to the Company. The Company may pay all or any portion of the amount owed earlier than it is due; provided that in the event the Company elects to prepay all or any portion of the outstanding balance, the Company shall pay to the Investor 120% of the portion of the outstanding balance the Company elects to prepay. Early payments of less than all principal, fees and interest outstanding will not, unless agreed to by Investor in writing, relieve the Company of the Company’s remaining obligations hereunder.

Under the Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Ordinary Shares listed on Nasdaq. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note).

The Note and the Agreement triggered the participation rights of the Company’s private warrants holders (the “Holders”), pursuant to that Securities Purchase Agreement dated January 18, 2022 (the “PIPE Purchase Agreement”), in which the Company issued to the Holders Ordinary Shares, and Ordinary Share purchase warrants. According to the PIPE Purchase Agreement, each Holder has the right to participate up to an amount equal to 35% of the Subsequent Financing (as defined in the PIPE Purchase Agreement) in the aggregate on the same terms, conditions and price provided for in the Subsequent Financing. The Company provided notice to the Holders regarding the Holders’ participation rights on October 24, 2022. None of the Holders elected to participate within the prescribed time frame.

In addition, as a result of the Company entering into the Agreement and issuing the Note, the exercise price of the Company’s private warrants is being adjusted to $0.18, which is the floor price of the Note, pursuant to the antidilution provisions of the private warrants. The Company sent notices to the private warrant holders regarding the adjustment of exercise price on October 26, 2022.

The foregoing descriptions of the Agreement and the Note are summaries of the material terms of such agreements. The descriptions do not purport to be complete and are qualified in their entirety by reference to the Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

3